Exhibit 99.1

For immediate release

February 21, 2018

SAP Raises Dividend Policy to 40% or More of Profit after Tax; Recommends a Dividend of €1.40 per Share

WALLDORF, Germany – February 21, 2018 – The Executive Board and the Supervisory Board of SAP SE (NYSE: SAP) recommend that shareholders approve a dividend of €1.40 per share for the fiscal year 2017 at the Annual General Meeting of Shareholders. This represents a year-over-year increase of €0.15, or 12% compared to last year’s dividend of €1.25. If the shareholders approve this recommendation and if treasury shares remain at the 2017 closing level, the total amount of dividends to be distributed will be approximately €1.67 billion (2016: €1.5 billion), representing a pay-out ratio of 41% (2016: 41%). Further, SAP has increased the dividend policy to 40% or more of profit after tax (previously more than 35%).

“With strong growth and positive cash flow in 2017, we had a very successful year. We are recommending a 12% higher dividend, so our shareholders will participate greatly in this success,” said Luka Mucic, Chief Financial Officer, SAP. “Further, to emphasize our attractive dividend, we are adjusting our dividend policy upwards, to consistently pay an annual dividend of 40% or more of profit after tax.”

The Annual General Meeting of Shareholders is scheduled for May 17, 2018 in Mannheim, Germany. The 2017 fiscal year dividend is scheduled to be paid on or after May 22, 2018.

Note to holders of SAP ADRs (American Depositary Receipts): One SAP ADR represents one SAP SE share. The final dividend amount per ADR is dependent upon the euro/US dollar exchange rate. Since SAP SE pays cash dividends on the ordinary shares in euro, the exchange rate fluctuations will affect the US dollar amounts received by holders of ADRs. The final dividend payment by SAP SE to the depositary bank is scheduled for May 22, 2018. The depositary bank will then convert the dividend payment from euro into US dollars as promptly as practicable.

About SAP

As a market leader in enterprise application software, SAP (NYSE: SAP) helps companies of all sizes and industries run better. From back office to boardroom, warehouse to storefront, desktop to mobile device – SAP empowers people and organizations to work together more efficiently and use business insight more effectively to stay ahead of the competition. SAP applications and services enable more than 378,000 business and public sector customers to operate profitably, adapt continuously, and grow sustainably. For more information, visit www.sap.com.

For more information, financial community only:
Stefan Gruber	+49 (6227) 7-44872	investor@sap.com, CET
Follow SAP Investor Relations on Twitter at @sapinvestor.

For more information, press only:
Nicola Leske	+49 (6227) 7-50852	nicola.leske@sap.com, CET
Daniel Reinhardt	+49 (6227) 7-40201	daniel.reinhardt@sap.com, CET
Rajiv Sekhri	+49 (6227) 7-74871	rajiv.sekhri@sap.com, CET

For customers interested in learning more about SAP products:
Global Customer Center:	+49 180 534-34-24

SAP Raises Dividend Policy to 40% or More of Profit after Tax; Recommends a Dividend of €1.40 per Share

United States Only:                   +1 (800) 872-1SAP (+1-800-872-1727)

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